SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                               RULES 13d-1(b),(c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 1)

                            The CIT Group, Inc.
                             (Name of Issuer)

                     Class A Common Stock, $.01 par value
                       (Title of Class of Securities)

                               125577106
                             (CUSIP Number)

                           November 18, 1998
           (Date of event which requires filing of this statement)










                           (Page 1 of 5 Pages)
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CUSIP No. 125577106                 13G               Page 2 of 5 Pages
------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            The Dai-Ichi Kangyo Bank, Limited
------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  / /
                                                               (b)  /x/
------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                Japan
------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
SHARES               71,000,000
               ---------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
OWNED BY             0
               ---------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
REPORTING            71,000,000
               ---------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                     0
------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             71,000,000
------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES                    / /
------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                43.7%
------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON            HC
------------------------------------------------------------------------
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CUSIP No. 125577106                 13G               Page 3 of 5 Pages

Item 1(a).     Name of Issuer:

     The CIT Group, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

     1211 Avenue of the Americas, New York, New York  10036

Item 2(a).     Name of Person Filing:

     The Dai-Ichi Kangyo Bank, Limited ("DKB").

Item 2(b).     Address of Principal Business Office or, if None,
Residence:

     1-5, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo 100-0011, Japan.

Item 2(c).     Citizenship:

     Japan.

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Item 2(d).     Title of Class of Securities:

     Class A Common Stock, $.01 par value.

Item 2(e).  CUSIP Number:

     125577106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the
                    Act,
          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of
                    the Act,
          (d) [ ]   Investment Company registered under Section 8 of the
                    Investment Company Act of 1940,
          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),
          (f) [ ]   Employee Benefit Plan or Endowment Fund in
                    accordance with 13d-1 (b)(1)(ii)(F),
          (g) [ ]   Parent Holding Company or control person in
                    accordance with Rule 13d-1 (b)(1)(ii)(G),


CUSIP No. 125577106                 13G               Page 4 of 5 Pages

          (h) [ ]   Savings Association as defined in Section 3(b) of
                    the Federal Deposit Insurance Act,
          (i) [ ]   Church Plan that is excluded from the definition of
                    an investment company under Section 3(c)(14) of the
                    Investment Company Act of 1940,
          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       Not applicable.

Item 4.   Ownership.

           (a)  Amount beneficially owned:
                DKB owns 71,000,000 shares of Class A Common Stock.

           (b)  Percent of class:
                Based on its ownership of 71,000,000 shares of Class A Common Stock, DKB owns 43.7% of the Issuer's Class A Common Stock (based on 162,537,579 shares of Class A Common Stock outstanding as stated in the Issuer's Form 10-Q, dated October 26, 1998).

           (c)  Number of shares as to which such person has:
                (i)   sole power to vote or to direct the vote:
                        71,000,000
                (ii)  shared power to vote or to direct the vote:
                        0
                (iii) sole power to dispose or to direct the
                      disposition of:
                        71,000,000
                (vi)  shared power to dispose or to direct the
                      disposition of:
                        0

Item 5.     Ownership of Five Percent or Less of a Class.

       Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another
Person.

       Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

       Not applicable.


CUSIP No. 125577106                 13G               Page 5 of 5 Pages



Item 8.  Identification and Classification of Members of the Group.

        Not applicable.


Item 9.  Notice of Dissolution of Group.

        Not applicable.

Item 10.  Certification.

        Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 3, 1999

                                  /s/ Keiji Torii
                                      Keiji Torii, as General Manager
                                      International Planning &
                                      Coordination Division of
                                      The Dai-Ichi Kangyo Bank, Limited











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